September 10, 2019

Jia Sheng
Chief Executive Officer and Director
Hunter Maritime Acquisition Corp.
Tower A, WangXin Building
28 Xiaoyun Rd
Chaoyang District, Beijing, 100027

       Re: Hunter Maritime Acquisition Corp.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           File No. 001-37947

Dear Mr. Sheng:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services